UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 118 974 0069

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of administrators

Further to the announcement by Selina Hospitality PLC (the “Company”) on July 18, 2024 regarding, among other things, the Company’s liquidity position, the Board of Directors of the Company has resolved that the Company no longer has any reasonable prospects of avoiding an insolvency. The Board now believes that all alternative options have been exhausted, and on July 22, 2024 the Company appointed Andrew Johnson, Samuel Ballinger and Ali Khaki of FTI Consulting LLP as joint administrators (the “Joint Administrators”). The Joint Administrators do not have funding to provide ongoing support to the Company’s operating subsidiaries. The Joint Administrators are exploring all options available to the Company, which may include a sales process of some or all of the operating subsidiaries and other assets of the group, subject to the Joint Administrators obtaining the necessary funding to run such a process.

Following appointment of the Joint Administrators by the directors of the Company pursuant to Paragraph 22 Schedule B1 of the UK Insolvency Act 1986, the Joint Administrators assumed management of the Company’s affairs, business and property, in lieu of the Company’s Board of Directors, as of July 22, 2024.

As the Joint Administrators have not been appointed over the Company’s operating subsidiaries, control of the day-to-day business of the operating subsidiaries remains with the directors and management of the operating subsidiaries.

As a result of the Company filing for administration, the Company will not be able to regain compliance with the listing requirements of The Nasdaq Stock Exchange (the “Nasdaq”) and it is expected that its securities will be delisted from the Nasdaq.

Forward-Looking Information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: July 22, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Corporate Secretary

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